Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881

On June 18, 2019, the following presentation was delivered at the Jefferies 2019 Consumer Conference and posted by Avon Products, Inc. (“Avon”) on Avon’s Investor Relations website (http://investor.avonworldwide.com).

AVON Jefferies Consumer Conference June 2019

2 Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995  Statements in this communication that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon Products, Inc. (“Avon”, “we” or “us”) and Natura Holding S.A. (together with Natura Cosméticos S.A., “Natura &Co”); our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

3 Cautionary Language, continued  Participants in the SolicitationNatura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Natura &Co’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com. To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Natura &Co and Avon file with the SEC.Additional Information and Where to Find ItThe proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration. In connection with the proposed transaction, Natura &Co will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for Avon’s shareholders to be filed with the Securities and Exchange Commission (“SEC”). Avon will mail the joint proxy statement/prospectus to its shareholders, and Avon and Natura &Co will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, thejoint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Natura &Co by going to www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.No Offer or SolicitationThis communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

4 Today’s Avon Attendees Jan Zijderveld, Chief Executive Officer Amy Greene, Vice President Investor Relations

Avon has strong fundamentals

Global Footprint In Growing Markets



+6% Beauty[1]

+8% Emerging Markets[1]

+4% Direct Selling[1]

Strong Market positions across categories

Strong Avon Brand Democratizing Beauty


ANEW

Avon 98% brand awareness[2]

Direct to Consumer No Intermediaries



5 million beauty ambassadors[3]

Purpose @ Heart Changing Livelihoods


AVON
iTHEMBA WALKATHON

Supporting women for +130 years[3]

[1]Source: Avon's own calculations based on data from Euromonitor Int. Beauty and Personal Care 2019 ed., RSP, current terms, US$ fixed 2018 ex. rates for all markets Avon operates in.
[2]Source: Avon Market Research November 2018. [3]Source: Avon internal company data.

5 AVON

6 2018 - Avon turnaround started Push Make it easier for Her to earn money  Pull Relevant, accessible, on-trend beauty brand  Unlock digitalAnytime, Anywhere  Re-energizeEmpower women

Open Up Avon Strategy


1. More Brand Value
More Brand Relevance
Pull
2. More Productive
Beauty Entrepreneurs
Push
Reboot Core
• Re-energize Representatives
• Improve Brochures
• Service & Delivery
• Performance culture
• Talent & Capabilities
3. More Access & Digital
More consumers
Digital
Average Price
Number of Consumers
100M
200M
4. More Simple & Fit For Purpose

7
AVON

8 1. More Brand Value More Brand Relevance  0  5  10  Q1  Q2  Q3  Q4  Q1  Price Mix1  Initial results  1Q1 2019 results    Number of Consumers   Average Price   100M  200M    +6% Average salesper Representative1  +74% e-com sales1   25  45  65  85  2017 2018 2019  2020    15  20  25  2017  2018  2019  Headcount   0  50  100  150  2017 2018 2019  2020  SKU  Inventory   +110bpsCost Savings    4. More Simple & Fit For Purpose  3. More Access & Digital More consumers  2. More Productive Beauty Entrepreneurs

2019 Year of Execution

Stemming Revenue Decline	Expanding Margin	Driving Cash Flow
• Reboot Direct Selling • Drive productivity • Scale innovation & modernize brand	• Improving price mix • Reducing cost • Leaner & Simpler	• Working Capital improvements • Divesting non-core assets • Improving cash tax


ANEW
REVERSALIST
COMPLETE RENEWAL DAY
CREAM SPF25 UVA/UVB
ANEW
REVERSALIST
COMPLETE RENEWAL NIGHT
CREAM

- Average Rep Sales >5%
- SKU Reduction 25%
- Head Count Reduction 10%
- Tax Rate Reduction 10%-15%
- Monetize non-core assets $100M

2019

AVON

Looking ahead
Transformational deal to accelerate Open Up strategy

2018	2019	2020
Reset & Open Up	**Stabilize & Execute**	**Transformative deal to Accelerate**
• Restore basics • New open-up strategy • Talent injection & New performance culture	• Execute Open up • Roll out Repeatable models • New culture & capabilities	• Combination will accelerate Open-up strategy • Multi brand, multi channel, direct to consumer global beauty company

10 AVON

Transformational Deal to Accelerate Avon Strategy

1. More Brand Value & Relevance	• Access to bigger, more premium portfolio • More innovation & R&D firepower
2. More Productive Beauty Entrepreneurs	• Scaled direct selling business to build leading edge capabilities
3. More Access & Digital	• Scale e-commerce, digital and analytics • Leverage all channels: DS, retail & e-commerce
4. More Simple & Fit for purpose	• Significant synergies • Manufacturing, logistics, IT, back office
5. More social Impact	• Women's empowerment • Naturalness & Sustainability

AVON

Overview of Avon + Natura Transaction

All-share
Acquisition of Avon by Natura &Co [1]

24.0%
Avon shareholder pro forma ownership [2]

0.300
Natura &Co shares per 1 Avon share
Represents 24.0% Avon shareholder pro forma ownership [2]

AVON + natura &co

28%
Implied premium using undisturbed prices [3]

B3 / NYSE
ADR Level II

Combined group to be listed with Avon shareholders receiving ADRs or shares

Early 2020 Target Close
Subject to Avon and Natura &Co shareholder approval, regulatory approvals and other customary closing conditions [4]

Avon is committed to delivering significant value to shareholders by executing the Open Up Avon strategy and preserving liquidity ahead of early 2020 target close

[1] This communication is being made in respect of the proposed transaction involving Natura Cosméticos S.A. and Avon, Inc. All references to "Natura &Co" throughout this document shall be construed either as references to the group of companies formed by Natura Cosméticos S.A. and its subsidiaries or to a new holding company for the group, as indicated by the context. All references to "Natura" shall be construed as references to the Natura business division of Natura &Co; [2] On a fully diluted basis; [3] Undisturbed prices as of March 21, 2019 (one day prior to the publication of the Wall Street Journal article and subsequent Natura &Co Material Facts); [4] Voting and support agreements from Cerberus (16.4% of Avon voting rights) and certain Natura &Co founders (holding more than 50% of Natura &Co).

12 AVON

I CHOOSE TO BE ME WE CHOOSE TO BE AVON